                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2002

                                HOMESTAKE 401(k)
                             RETIREMENT SAVINGS PLAN
                              (Full title of Plan)

                            BARRICK GOLD CORPORATION
                (Issuer of Securities Held Pursuant to the Plan)

                        BCE Place, TD Canada Trust Tower
                           Suite 3700, 161 Bay Street
                             Toronto, Canada M5J 2S1
                    (Address of principal executive offices)

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN




By: /s/ JEFF SWINOGA
    --------------------------------------------
    Name:  Jeff Swinoga
    Title: Director, Treasury Finance



July 15, 2003

Item 1.  Financial Statements and Exhibits

a. Financial Statements for the two years ended December 31, 2002 and 2001 and Supplemental Schedule as of and for the year ended December 31, 2002 and Report of Independent Accountants

b.       Exhibit No. 23

         Consent of PricewaterhouseCoopers LLP

Homestake Mining Company Savings Plan
Financial Statements As of December 31, 2002 and 2001
and for the year ended December 31, 2002

HOMESTAKE 401(k) RETIREMENT
SAVINGS PLAN

Financial Statements
DECEMBER 31, 2002 AND 2001
(expressed in U.S. dollars)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS
--------------------------------------------------------------------------------





                                                                                         PAGES
                                                                                         -----
Report of Independent Auditors                                                              1

Financial Statements

      Statement of Net Assets Available for Benefits                                        2
      Statement of Changes in Net Assets Available for Benefits                             3

Notes to Financial Statements                                                              4-10

Supplemental Schedule
      Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes               12


[PRICEWATERHOUSECOOPERS LOGO]

--------------------------------------------------------------------------------
                                                     PRICEWATERHOUSECOOPERS LLP
                                                     1177 Avenue of the Americas
                                                     New York, New York 10036
                                                     Telephone +1 212 596 8000
                                                     Facsimile +1 212 596 8910



                         REPORT OF INDEPENDENT AUDITORS

TO THE PARTICIPANTS AND ADMINISTRATOR OF
HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN (the plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


July 11, 2003
New York, NY


                                                                             (1)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
AT DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in thousands of U.S. dollars)





                                                                                                 2002                   2001
                                                                                                    $                      $
                                                                                                 -----                 -----
ASSETS

INVESTMENTS (note 6)
Mutual funds                                                                                     2,566                 5,519
Common/collective trusts                                                                         1,432                 2,828
Barrick Gold Corporation Stock Fund                                                                289                   568
Schwab Personal Choice Retirement Accounts                                                           9                    20
Participant loans receivable                                                                        43                   266
                                                                                                 -----                 -----
                                                                                                 4,339                 9,201
LIABILITIES

TERMINATION BENEFITS PAYABLE                                                                       110                     -
                                                                                                 -----                 -----
NET ASSETS AVAILABLE FOR BENEFITS                                                                4,229                 9,201
                                                                                                 =====                 =====







The accompanying notes are an integral part of these financial statements.


                                                                             (2)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars)





                                                                                                                          $
                                                                                                                       -----
INVESTMENT INCOME (LOSS)
Interest and dividends                                                                                                    83
Participant loan interest                                                                                                  4
Net depreciation in fair value of investments                                                                           (564)
                                                                                                                       -----
                                                                                                                        (477)
                                                                                                                       -----
CONTRIBUTIONS
Employer                                                                                                                  91
Participants                                                                                                             286
                                                                                                                       -----
                                                                                                                         377
                                                                                                                       -----
BENEFITS PAID TO PARTICIPANTS                                                                                          4,872
                                                                                                                       -----
NET DECREASE                                                                                                          (4,972)

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR                                                                  9,201
                                                                                                                       -----
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR                                                                        4,229
                                                                                                                       =====












The accompanying notes are an integral part of these financial statements.


                                                                             (3)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


1      DESCRIPTION OF PLAN

       The following description of the Homestake 401(k) Retirement Savings Plan (the plan) provides only general information. Participants should refer to the full plan document for a more complete description of the plan's provisions.

       On December 14, 2001, Barrick Gold Corporation (Barrick) completed its acquisition of Homestake Mining Company (Homestake). Barrick and Homestake are collectively referred to as "the employer". Under the terms of the merger agreement, each share of Homestake common stock was converted into 0.53 Barrick common shares and Homestake became a wholly owned subsidiary of Barrick.

       Barrick assumed sponsorship of the plan as the successor to Homestake.

       GENERAL

       The plan is a contributory defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code (the Code) Sections 401(a) and 401(k)), covering all Homestake employees of Barrick's operations in Lead, South Dakota who are covered by a collective bargaining agreement and have completed three months of service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       The plan is administered by Barrick. Charles Schwab Retirement Plan Services, Inc. is the plan's recordkeeper and investment adviser and Charles Schwab Trust Company is the trustee.

       The Barrick Gold Corporation Stock Fund consists of shares invested in Barrick Gold Corporation and cash and is commonly known as a unitized stock fund. On December 14, 2001, the Barrick Gold Corporation Stock Fund was frozen and no new monies from any sources may be added.

       ELIGIBILITY

       Regular full-time hourly employees covered by the agreement between the employer and the United Steelworkers of America, Local 7044, that have at least three months of service are eligible to participate in the plan.

       CONTRIBUTIONS

       Participation is voluntary. Participants may make pre-tax contributions only of between 1% and 16% of compensation subject to Code limitations. Participants' contributions, not exceeding 6% of wages or salary, are matched 50% by Barrick. Participants may make a rollover contribution to the plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched.

       Each participant may cause some or all of his or her current or cumulative contributions, including any amounts contributed by Barrick to match contributions, to be invested in one or more of the investments made available through the plan.


                                                                             (4)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


       PARTICIPANT ACCOUNTS

       A separate account is maintained for each participant. Each participant's account is directly credited with the participant contributions, rollover deposits, and the employer matching contributions. Net earnings from each investment fund, including appreciation (depreciation) in fair value of investments, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

       VESTING

       Participant contributions and any income (loss) thereon are fully vested at all times. The employer's matching contributions and any income (loss) thereon are vested 20% after two years of service, 60% after three years of service, 80% after four years of service and 100% after five years of service, on attainment of age 65 or on the occurrence of death or disability.

       FORFEITURES

       Forfeitures of unvested employer's matching contributions, can be utilized to pay plan fees and expenses, to offset employers' matching contributions or can be allocated to participants based on the ratio of employer contributions received by a participant during the year to the total employer contributions made during the year. In addition, forfeitures can also be used to restore participant accounts in the event that a participant has not incurred a break in service, which is defined by the plan as an absence in employment of up to six years. For 2002, there were no forfeitures to allocate.

       PAYMENT OF BENEFITS

       The plan permits withdrawal of contributions upon:

       o      termination of employment;

       o      attainment of age 59 1/2;

       o death (with vested account balance paid to designated beneficiary); and

       o      hardship.

       A distribution of benefits can be made, at the election of the participant, in the form of a single lump sum cash payment or partial payment made in a lump sum with the remainder paid later.

       PARTICIPANT LOANS

       Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at the prime rate plus 1% at the time of loan origination. Loans are collateralized by the borrower's vested accounts in the plan and repayments are made through payroll deductions on at least a monthly basis.

                                                                             (5)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


       ADMINISTRATIVE EXPENSES

       Certain administrative expenses of the plan are paid for by Barrick.


2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       Shares, units in investment funds or unitized stock funds and investment in the Schwab Personal Choice Retirement Account (PCRA) are valued at quoted market prices, representing the net asset value of the shares or units held by the plan at year-end.

       Participant loans are valued at estimated fair value, consisting of outstanding principal and any related accrued interest.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       WITHDRAWALS

       Withdrawals of securities from the Barrick Gold Corporation Stock Fund may be made in cash, common stock or both, and are reported at fair value. Withdrawals from all other funds, including the PCRA, are made in cash. Effective February 2002, withdrawals from any fund can be made in cash, in kind or both, and are reported at fair value.

       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

       The plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

                                                                             (6)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

       RISKS AND UNCERTAINTIES

       Plan assets are invested in common/collective trusts, mutual funds and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

       A portion of the plan's assets is invested in the Barrick Gold Corporation Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the market price of gold.


3      PLAN TERMINATION

       Although Barrick has not expressed any intent to do so, it has the right under the plan and subject to applicable law to discontinue its matching contributions at any time and to terminate the plan. In the event of plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.


4      PLAN'S TAX STATUS

       The plan obtained its latest determination letter in April 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Code. This determination was subject to the adoption of proposed amendments by the plan. Having adopted such amendments, the plan administrator believes that the plan is currently designed and being operated in compliance within the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the plan's financial statements.


5      RELATED PARTY TRANSACTIONS

       Certain plan investments are units in investment funds managed by the trustee. Therefore, these transactions are transactions with parties-in-interest. These transactions are exempt from prohibited transaction rules as defined by the ERISA. Total purchases and sales under these transactions were $936,652 and $3,553,908, respectively.


                                                                             (7)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


6      INVESTMENTS

       Investments at December 31, 2002 and 2001 are comprised of the following:

                                                                                                             2002
                                                               ---------------------------------------------------
                                                                                                              FAIR
                                                                       NUMBER           VALUE                VALUE
                                                                     OF UNITS        PER UNIT                    $
                                                                     --------        --------            ---------
                                                                                                     (in thousands)
Mutual funds at fair value
     Schwab MarketTrack Balanced Fund                                  10,216           11.91                  122
     Schwab MarketTrack Conservative Fund                               8,520           11.38                   97
     Schwab MarketTrack Growth Fund                                     5,533           11.96                   66
     Schwab S&P 500 Select Fund *                                      57,521           13.56                  780
     Invesco Total Return Fund *                                       20,891           20.90                  437
     Safeco Growth Fund                                                 3,726           17.19                   64
     Scudder Growth & Income Fund *                                    33,169           15.98                  530
     Templeton Institutional Foreign Equity Fund                        5,572           12.31                   67
     PIMCO Total Return Institutional Fund *                           37,739           10.67                  403
                                                                                                             -----
                                                                                                             2,566
Common/collective trusts at fair value
     Schwab Stable Value Select *                                     100,289           14.28                1,432

Barrick Gold Corporation Stock Fund *                                  31,459            9.19                  289
Schwab Personal Choice Retirement Accounts                                                                       9
Participant loans, at estimated fair value, bearing interest
     at rates ranging from 5.8% to 10.5%                                                                        43
                                                                                                             -----
                                                                                                             4,339
                                                                                                             =====

*      Represents 5% or more of the assets available for benefits




                                                                             (8)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


                                                                                                             2001
                                                                     ---------------------------------------------
                                                                                        VALUE                 FAIR
                                                                       NUMBER        PER UNIT                VALUE
                                                                     OF UNITS               $                    $
                                                                     --------        --------                -----
                                                                                                    (in thousands)

Mutual funds at fair value
     Schwab MarketTrack Balanced Fund                                  11,266          13.53                   152
     Schwab MarketTrack Conservative Fund                               9,505          12.21                   116
     Schwab MarketTrack Growth Fund                                    10,648          14.39                   153
     Schwab S&P 500 Select Fund *                                      86,975          17.71                 1,540
     Invesco Total Return Fund *                                       50,570          25.01                 1,264
     Safeco Growth Fund                                                 8,435          27.25                   230
     Scudder Growth & Income Fund *                                    64,537          21.06                 1,359
     Templeton Institutional Foreign Equity Fund                        8,412          14.47                   122
     PIMCO Total Return Institutional Fund *                           55,723          10.46                   583
                                                                                                             -----
                                                                                                             5,519
Common/collective trusts at fair value
     Schwab Stable Value Select *                                     207,988          13.60                 2,828

Barrick Gold Corporation Stock Fund                                    60,792           9.34                   568
Schwab Personal Choice Retirement Accounts                                                                      20
Participant loans, at estimated fair value, bearing interest
     at rates ranging from 6.5% to 10.5%                                                                       266
                                                                                                             -----
                                                                                                             9,201
                                                                                                             =====

*      Represents 5% or more of the assets available for benefits

All earnings on the investment funds are reinvested in and credited to each fund daily. These earnings include interest, dividends and net appreciation (depreciation) in fair value of investments.

The Schwab MarketTrack group of funds are hybrid funds that invest in stocks, bonds and cash. The Schwab MarketTrack Conservative Fund seeks income and more growth potential than an all bond fund. The Schwab MarketTrack Balanced Fund seeks to provide maximum total returns including both capital growth and income. The Schwab MarketTrack Growth Fund seeks high capital growth with less volatility than an all stock portfolio.

The Schwab S&P 500 Select Fund invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index, seeking to approximate as closely as practicable the rate of return of that index.

The Invesco Total Return Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

                                                                             (9)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

       The Safeco Growth Fund seeks long-term capital growth. The fund normally invests in common stocks of smaller size companies but may also invest in stocks of companies of all sizes.

       The Scudder Growth & Income Fund seeks long-term capital growth and current income. The fund invests primarily in dividend-paying common stocks, preferred stocks and convertible securities with growth potential.

       The Templeton Institutional Foreign Equity Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

       The PIMCO Total Return Institutional Fund is a broad market bond fund that invests in a diversified portfolio of fixed income securities with varying maturities.

       The Schwab Stable Value Select fund invests primarily in guaranteed investment contracts, synthetic guaranteed investment contracts and U.S. Treasury and agency securities.

       The PCRA is a Schwab individual brokerage account available to all plan members. This account allows participants to select a broad range of stocks, bonds or mutual funds. However, certain investments and securities are not permitted in the PCRA plan. Effective January 1, 2001, plan participants could allocate up to 50% of their total account balance to the PCRA.











                                                                            (10)

                             Supplemental Schedule





                                                                            (11)

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes
AT DECEMBER 31, 2002
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


                                                    DESCRIPTION                                               CURRENT VALUE
                                                    -----------                                               -------------
                                                                                                                          $
                                                                                                              (in thousands)
Charles Schwab Investment Management *             Common Collective Trust
                                                     Schwab Stable Value Select,
                                                     100,289 units                                                1,432

Charles Schwab Investment Management *             Schwab MarketTrack Balanced Fund, 10,216
                                                     units                                                          122

Charles Schwab Investment Management *             Schwab MarketTrack Conservative Fund,
                                                     8,520 units                                                     97

Charles Schwab Investment Management *             Schwab MarketTrack Growth Fund,
                                                     5,533 units                                                     66

Charles Schwab Investment Management *             Schwab S&P 500 Select Fund, 57,521 units                         780

Charles Schwab Retirement Plan Services, Inc. *    Barrick Gold Corporation Stock Fund,
                                                     31,459 units                                                   289

Invesco                                            Invesco Total Return Fund,
                                                     20,891 units                                                   437

Safeco Asset Management                            Safeco Growth Fund, 3,726 units                                   64

Scudder Kemper Investments                         Scudder Growth & Income Fund, 33,169
                                                     units                                                          530

Templeton Investment Counsel, Inc.                 Templeton Institutional Foreign Equity
                                                     Fund, 5,572 units                                               67

Pacific Investment Management Company              PIMCO Total Return Institutional Fund,
                                                     37,739 units                                                   403

Participant loans receivable *                     Loans collateralized by account
                                                     balances, bearing interest at
                                                     rates ranging from 5.8% to 10.5%                                43

Charles Schwab Retirement Plan Services, Inc. *    Personal Choice Retirement Accounts                                9
                                                                                                                  -----
                                                                                                                  4,339
                                                                                                                  =====

*      Represents party-in-interest to plan










                                                                            (12)